EXHIBIT 99.2
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N E W S   R E L E A S E
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                          [LOGO - VIKING ENERGY TRUST]

NEWS RELEASE
SEPTEMBER 29, 2005

              VIKING ENERGY ROYALTY TRUST ANNOUNCES $150 MILLION
         6.40% CONVERTIBLE DEBENTURE FINANCING ON A BOUGHT DEAL BASIS
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CALGARY, SEPTEMBER 29, 2005 - Viking Energy Royalty Trust ("Viking")
(TSX:VKR.UN) (TSX:VKR.DB) announces that it has entered into an agreement to sell on a bought deal basis 150,000 6.40% Convertible Unsecured Subordinated Debentures (the "Debentures") to a syndicate of underwriters co-led by Scotia Capital Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. for gross proceeds of $150 million. Viking has also granted the underwriters an option to purchase up to an additional 25,000 Debentures on the same terms. The Debentures will be convertible into Trust Units at the option of the holder at a conversion price of $11.50 per Trust Unit. Closing is expected to occur on or about October 20, 2005.

The net proceeds of this offering will be used to repay a portion of Viking's outstanding bank loans under its existing credit facilities, including the termination of its $75 million Senior Bridge Credit Facility, thereby increasing its unused credit capacity to fund ongoing capital expenditures and future acquisitions as well as general working capital purposes.

The Debentures have a face value of $1,000 per Debenture, a coupon of 6.40%, a maturity date of October 31, 2012 and will be convertible into trust units of Viking at a price of $11.50 per Trust Unit. The Debentures will pay interest semi-annually on April 30 and October 31 each year commencing April 30, 2006. The Debentures will not be redeemable at the option of Viking on or before October 31, 2008. After October 31, 2008 and prior to maturity, the Debentures may be redeemed at the option of Viking at a price of $1,050 per Debenture on or after November 1, 2008 and on or before October 31, 2009, at a price of $1,025 per Debenture on or after November 1, 2009 and on or before October 31, 2010 and at a price of $1,000 per Debenture on or after November 1, 2010 and before maturity plus accrued and unpaid interest.

The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons. This news release shall not constitute an offer to sell or the solicitation to buy securities in any jurisdiction.

Viking Energy Royalty Trust is an open-end investment trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of its Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 173,096,930 Units outstanding which trade on the Toronto Stock Exchange (the "TSX") under the symbol "VKR.UN". Also listed on the TSX are $72.9 million of principal amount of Viking's 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB". Currently, Viking estimates the foreign ownership of its Trust Units to be approximately 25%.

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAWS.


For further information contact:

                                                 Viking Energy Royalty Trust
John Zahary, President and CEO                   Suite 400, 330-5th Avenue S.W.
         or                                      Calgary, Alberta  T2P 0L4
Robert Fotheringham, VP Finance and CFO
         or                                      Ph:  (403) 268-3175
Diane Phillips, Investor Relations               Toll Free:  1-877-292-2527
                                                 Email: vikingin@viking-roy.com



To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com